June 21, 2007

Larry Powalisz
CEO
Legends Business Group, Inc.
1375 Semoran Boulevard
Casselberry, Florida 32707

Re: Legends Business Group, Inc.
Amendment No. 4 on Form SB-2
Filed on May 29, 2007
File No. 333-140666

Dear Mr. Powalisz:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Directors, Executive Officers, Promoters and Control Persons, page 15

1.   Please revise to include a brief description of the nature of the businesses discussed in Mr. Powalisz's background, including K&L International Enterprises, Small Business Organization, and Accexx Communication.

Risk Factors

Our revenues are currently generated from a related party, page 5

2.   Please revise to identify the related party and to disclose the nature of the relationship.

Certain Relationships and Related Transactions, page 25

3.   Please revise to describe the nature of the consulting services provided to K&L. In this connection we note that YP Values, wholly owned by K&L, provides unlimited internet access via dial up connections. Please explain here, in the summary and the business section to clarify how your services will be used by YP Values.

Financial Statements

Note 9 – Restatement, page F-15

4.   We have reviewed your revisions in response to prior comment 5 and your disclosure that net loss per share was not changed as a result of your restatement. It appears that net loss increased from (.01) per share to (.11) per share as a result of your restatement. Revise your disclosure to disclose the impact of the restatement on net loss per share. Refer to paragraph 26 of SFAS 154.

Recent Sales of Unregistered Securities, page II-2

5.   We note your response to comment 7, however, please revise to clarify whether you received services valued at $3,250,000 or $.10 per share and the nature of the services provided. Further, please revise to name the consultants to whom such shares were issued.

Exhibits

6.   Please revise to file the material contract with K&L. We note that your business is substantially dependent upon this contract and that this is a related party contract.

Exhibit 23.1

7.   We have reviewed your response to prior comment 9. It does not appear that your auditors' consent has been updated to properly reflect the filing date of the amended registration statement. In all future amendments, please ensure that the date of the registration statement per your independent accountant's consent agrees to the date of the registration statement amendment with which the consent is included.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz, Senior Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief

cc: Barbara Moran, Esq.